

July 29, 2011

<u>Via E-mail</u>
David S. Boone
Chief Executive Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 850
Dallas, TX 75240

     Re: American CareSource Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 001-33094

Dear Mr. Boone:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Pamela Howell
                             for

                             John Reynolds
                             Assistant Director